Exhibit 99.1

HELIX BIOPHARMA CORP.

2010 Equity Compensation Plan

Approved by the shareholders of Helix BioPharma Corp. on December 9, 2010

and

Implemented by the Directors of Helix BioPharma Corp. on December 9, 2010

TABLE OF CONTENTS

HELIX BIOPHARMA CORP		1
ARTICLE 1 INTERPRETATION		1
1.1	DEFINED TERMS	1
1.2	RE-ELECTION OF DIRECTORS	3
ARTICLE 2 STATEMENT OF PURPOSE		3
2.1	PRINCIPAL PURPOSES	3
2.2	BENEFIT TO SHAREHOLDERS	3
ARTICLE 3 ADMINISTRATION		3
3.1	BOARD OR COMMITTEE	3
3.2	APPOINTMENT OF COMMITTEE	3
3.3	QUORUM AND VOTING	3
3.4	POWERS OF COMMITTEE	3
3.5	OBTAIN REGULATORY APPROVALS	4
3.6	ADMINISTRATION BY COMMITTEE	4
ARTICLE 4 SHARES SUBJECT TO THE PLAN		4
4.1	NUMBER OF SHARES	4
4.2	10% LIMITATION ON INSIDERS	4
4.3	5% LIMITATION	5
4.4	RELOADING	5
4.5	RESERVATION OF SHARES	5
ARTICLE 5 AWARDS		5
5.1	OPTION	5
5.2	SHARE APPRECIATION RIGHT RELATED TO AN OPTION	6
5.3	SHARE APPRECIATION RIGHT UNRELATED TO AN OPTION	6
5.4	RESTRICTED SHARE UNIT	7
5.5	RESTRICTED SHARE	8
5.6	DEFERRED SHARE UNIT	8
5.7	SHARE AWARDS	8
ARTICLE 6 AWARD AGREEMENT		8
6.1	AWARD AGREEMENT TERMS	8
6.2	FAILURE TO ENTER INTO AWARD AGREEMENT	9
ARTICLE 7 ISSUANCE OF SHARE CERTIFICATES AND RIGHTS AS SHAREHOLDER		9
7.1	UPON EXERCISE OR VESTING	9
7.2	DEPOSIT OF RESTRICTED SHARES IN ESCROW	9
ARTICLE 8 TERM AND TRANSFERABILITY OF AWARDS		9
8.1	NON-TRANSFERABLE	9
8.2	TERM	9
ARTICLE 9 TERMINATION OF AWARDS		10
9.1	TERMINATION OF AWARDS	10
9.2	EXERCISE OF AWARDS BY LEGAL HEIRS AND REPRESENTATIVES, AND CONTINUATION OF VESTING	10
9.3	DEEMED NON-INTERRUPTION OF EMPLOYMENT	11
9.4	BLACKOUT PERIOD	11
ARTICLE 10 SUSPENSION, AMENDMENT OR TERMINATION		11
10.1	AUTHORITY OF COMMITTEE TO SUSPEND, AMEND OR TERMINATE PLAN OR AWARD AGREEMENT	11
10.2	SHAREHOLDER APPROVAL REQUIRED	11

ii

10.3	VOTE OF INSIDER EXCLUDED	12
10.4	NO GRANT DURING SUSPENSION OF PLAN	12
ARTICLE 11 ADJUSTMENT		12
11.1	ADJUSTMENTS OF SHARES	12
11.2	STOCK DIVIDENDS	12
11.3	MERGERS, SHARE SPLITS, SHARE CONSOLIDATIONS, ETC	12
11.4	OTHER ALTERATIONS	12
11.5	ADJUSTMENT OF EXERCISE PRICE	12
11.6	OTHER DISTRIBUTIONS	13
11.7	NO FRACTIONAL SHARES	13
11.8	PRE-CLEARANCE BY EXCHANGE	13
11.9	ACCELERATION OF VESTING SCHEDULE	13
11.10	DETERMINATIONS TO BE MADE BY COMMITTEE	13
ARTICLE 12 CONDITIONS PRECEDENT TO ISSUANCE OF SHARES		13
12.1	COMPLIANCE WITH LAWS	13
12.2	REGULATORY APPROVAL TO ISSUANCE OF SHARES	13
12.3	WITHHOLDING TAXES	13
ARTICLE 13 MISCELLANEOUS		14
13.1	NOTICES	14
13.2	USE OF PROCEEDS	14
13.3	NO OBLIGATION TO TAKE ACTION	14
13.4	NO OBLIGATION TO RETAIN GRANTEE	14
13.5	BINDING AGREEMENT	14
13.6	USE OF TERMS	14
13.7	HEADINGS	14
ARTICLE 14 DIRECTOR AND SHAREHOLDER APPROVALS		15
14.1	ADOPTION OF PLAN	15
14.2	PERIODIC APPROVAL OF UNALLOCATED SHARES	15

HELIX BIOPHARMA CORP.
2010 EQUITY COMPENSATION PLAN

ARTICLE 1 INTERPRETATION

1.1	Defined Terms

For the purposes of this Plan, the following terms shall have the following meanings:

“Act” means the Ontario Securities Act as at the date hereof;

“affiliates” has the same meaning as “affiliated companies” as found in the Act and also includes those issuers that are similarly related, whether or not any of the issuers are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;

“Appreciation Amount” has the meaning set forth in section 5.3;

“Award” means a grant of an Option, a Related SAR, a Free-Standing SAR, a Restricted Share Unit, a Restricted Share, a Deferred Share Unit, a Share award, or any other form of equity-based compensation that the Committee decides to grant to an Eligible Person, as permitted under this Plan;

“Award Agreement” means a written agreement between the Company and a Grantee, specifying the terms of the Award granted to the Grantee under this Plan;

“Blackout Period”, also known as a “trading ban”, means a period during which the Company has voluntarily required its insiders not to trade in its securities, usually pending an announcement of material information;

“Board” means the Board of Directors of Helix BioPharma Corp.;

“Change of Control” means an occurrence when either:

(a)	a Person (other than the current Control Person of the Company, if any) becomes a Control Person, or

(b)
a majority of the directors elected at any annual, special or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company’s Board as constituted immediately prior to such election;

“Control Person” means any person that holds or is one of a combination of persons that holds:

(a)	a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or

(b)
more than 20% of the outstanding voting securities of the Company except where there is evidence satisfactory to the Board showing that the holding of those securities does not affect materially the control of the Company;

“Committee” means a committee of the Board appointed in accordance with this Plan, or if no such committee is appointed, the Board itself;

“Company” means Helix BioPharma Corp.;

“consultant” means a person, other than an employee, officer, or director of the Company or of an affiliate of the Company, that is engaged to provide services to the Company or an affiliate of the Company, other than services provided in relation to a distribution (as that term is used in the Act), under a written contract with the Company or such affiliate, who spends or will spend a significant amount of time and attention on the affairs and business of the Company or of an affiliate of the Company, and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner;

“Date of Grant” means the date on which the Committee grants an Award;

“Deferred Share Unit” means a right granted pursuant to section 5.6 to receive Shares upon vesting;

“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity;

“Eligible Persons” mean directors, officers, employees and consultants of the Company or of an affiliate of the Company;

“Exercise Price” means the purchase price at which a Grantee may acquire Shares pursuant to the exercise of an Option, which, for each Share that may be acquired, shall not be less than the Fair Market Value of a Share on the Date of Grant of the Option;

“Fair Market Value” means, as at a particular date:

(a)	while the Shares are listed for trading on the Toronto Stock Exchange, the closing price of the Shares on the Toronto Stock Exchange on the trading day immediately preceding such date;

(b)
while the Shares are not listed for trading on the Toronto Stock Exchange but are listed for trading on another stock exchange or over-the-counter market, the closing price of the Shares on the trading day immediately preceding such date on such stock exchange or over-the-counter market as may be selected for such purpose by the Committee, and in the case of such closing price being denominated in a currency other than the currency in which the Award is denominated, such closing price shall be converted to the currency in which the Award is denominated based on the noon rate of exchange for such currency published by the Bank of Canada for the day on which the closing price is determined; or

(c)
while the Shares are not listed for trading on any stock exchange or over-the-counter market, the value which is determined by the Committee to be the fair value of the Shares on a date designated by the Committee, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arm’s length;

“Free-Standing SAR” has the meaning set out in section 5.3;

“Grantee” means an Eligible Person to whom an Award has been granted;

“insider” means a “reporting insider” of the Company as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

“Option” means an option to purchase Shares granted to an Eligible Person under section 5.1;

“Option Appreciation Amount” has the meaning set forth in section 5.2;

“Person” means a natural person, company, government, or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

“Plan” means this equity compensation plan of the Company;

“Related SAR” has the meaning set out in section 5.2;

“Restricted Share Unit” means a right to receive Shares upon vesting granted pursuant to section 5.4;

“Restricted Share” means a Share of the Company granted to an Eligible Person in accordance with the terms of sections 5.5 and 7.2;

“Restrictions” has the meaning set forth in section 5.4;

“Shares” means the common shares without par value in the capital of the Company;

“Term” means the period of time during which an Award is exercisable or is subject to vesting or other restrictions, limitations or conditions.

1.2	Re-Election of Directors

A director of the Company shall be deemed not to have retired as a director and his or her position as a director shall be deemed not to have otherwise terminated if such director retires at a meeting of shareholders of the Company in accordance with the constating documents of the Company and such director is re-elected as a director at such meeting.

ARTICLE 2 STATEMENT OF PURPOSE

2.1	Principal Purposes

The principal purposes of this Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

2.2	Benefit to Shareholders

This Plan is expected to benefit shareholders by enabling the Company to attract and retain personnel of high caliber by offering them an opportunity to share in any increase in value of the Shares resulting from their efforts.

ARTICLE 3 ADMINISTRATION

3.1	Board or Committee

This Plan shall be administered by the Board or by a committee of the Board appointed in accordance with section 3.2 below.

3.2	Appointment of Committee

The Board may at any time appoint a Committee, consisting of not less than three of its members, to administer this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer this Plan.

3.3	Quorum and Voting

A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this ARTICLE 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. Members of the Committee may vote on any matters affecting the administration of this Plan or the grant of Awards pursuant to this Plan, except that no such member shall act upon the granting of an Award to himself (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee during which action is taken with respect to the granting of Awards to him).

3.4	Powers of Committee

The Committee shall have the authority to do the following:

(a)	administer this Plan in accordance with its express terms;

(b)	determine all questions arising in connection with the administration, interpretation, and application of this Plan, including all questions relating to the value of the Shares;

(c)
correct any defect, supply any information, or reconcile any inconsistency in this Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of this Plan;

(d)	prescribe, amend, and rescind rules and regulations relating to the administration of this Plan;

(e)	determine the duration and purposes of leaves of absence from employment which may be granted to Grantees without constituting a termination of employment for purposes of this Plan;

(f)	grant Awards from time to time under this Plan to Eligible Persons, and in doing so, make the following determinations:

(i) the Eligible Persons to whom Awards shall be granted;

	(ii)	the type and number or amount of Awards to be granted;

	(ii)	the terms and provisions of the Award Agreement to be entered into with any Grantee, (which need not be identical with the terms of any other Award Agreement);

	(iii)	when Awards shall be granted;

	(iv)	the number of Shares subject to purchase or receipt pursuant to an Award, if applicable;

	(v)	subject to section 9.4, the Term, provided that the Term shall in no event be more than ten years following the Date of Grant;

	(vi)	if applicable, the Exercise Price of an Option, provided that the Exercise Price per Share shall not be less than the Fair Market Value of a Share on the Date of Grant of the Option;

	(vii)	the form of payment of an Award, whether in cash, Shares, or a combination thereof;

	(viii)	any vesting schedule for any Award;

(ix)
the Restrictions to be placed on Restricted Share Units or Restricted Shares and those events or occurrences upon which such Restrictions will lapse, expire or otherwise cease to be of any force and effect;

	(x)	such other terms and conditions as the Committee deems advisable and are consistent with the purposes of this Plan;

(xi)
any documents necessary for the Grantee to execute, including any agreements that the Committee deems necessary to grant the Awards or issue any Shares, and the time frame for the Grantee to execute such documents; and

	(ix)	all other determinations necessary or advisable for administration of this Plan; and

(g)	subject to ARTICLE 10, amend the terms and provisions of this Plan or any Award Agreements.

In determining Awards to be granted pursuant to this Plan, the Committee may take into account the nature of the services rendered by the Grantee, the Grantee’s past, present and potential contribution to the success and growth of the Company, the number and nature of Awards previously granted to the Grantee under this Plan, and such other factors as the Committee, in its discretion, shall deem relevant.

3.5	Obtain Regulatory Approvals

In administering this Plan, the Committee will seek to obtain any regulatory approvals which may be required pursuant to applicable securities laws or the rules of any stock exchange or over–the-counter market on which the Shares are listed or quoted.

3.6	Administration by Committee

All determinations made by the Committee in good faith on matters referred to in section 3.4 shall be final, conclusive, and binding upon all Persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee’s administration of this Plan shall in all respects be consistent with the policies and rules of any stock exchange or over-the-counter market on which the Shares are listed or quoted.

ARTICLE 4 SHARES SUBJECT TO THE PLAN

4.1	Number of Shares

Subject to ARTICLE 11, the number of Shares which are subject to Awards granted pursuant to this Plan shall not exceed 10% of the issued and outstanding Shares of the Company, as it may be from time to time.

4.2	10% Limitation on Insiders

Notwithstanding anything to the contrary in this Plan or in any Award Agreement, the number of Shares issuable to insiders, at any time, under this Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of the Company’s issued and outstanding Shares, as it may be from time to time.

4.3	5% Limitation

Notwithstanding anything to the contrary in this Plan or in any Award Agreement, the number of Shares issuable to any one Person, at any time, under this Plan and all other security based compensation arrangements of the Company, cannot exceed 5% of the Company’s issued and outstanding Shares, as it may be from time to time.

4.4	Reloading

Without limiting section 4.1 hereof, but for greater certainty, the number of Shares issued free of Restrictions under an Award, and under all Awards which have been cancelled or that have expired without Shares being issued, shall be “reloaded” into this Plan and will be available for Award, subject to the terms and conditions of this Plan.

4.5	Reservation of Shares

The Company will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

ARTICLE 5 AWARDS

5.1	Option

(a)
Grant. A grant of an Option gives the Grantee, upon exercise, the right to purchase Shares in such amount, at such price and subject to such terms and conditions, including any vesting criteria, as the Committee determines, as set out in the Award Agreement with the Grantee, subject to the provisions of this Plan.

(b)
Exercise. Subject to any limitations or conditions imposed upon Grantee pursuant to the relevant Award Agreement or ARTICLE 4 above, a Grantee may exercise an Option, or portion thereof, that is vested and exercisable by giving written notice thereof to the Company at its principal place of business in a form that is acceptable to the Committee, accompanied by full payment by the Grantee of the aggregate Exercise Price to the extent the Option is so exercised, in lawful money of Canada, by cheque or such other method of payment as the Committee may reasonably require.

(c)
Cashless Exercise. If the Shares are listed and posted for trading or quoted on a stock exchange or market a Grantee may elect a cashless exercise in a notice of exercise of the Option. In such case, the Grantee will not be required to deliver to the Company a cheque for the aggregate Exercise Price referred to in section 5.1(b). Instead the following procedure will apply:

(i)
the Grantee will instruct a broker to sell, on behalf of the Grantee, through the stock exchange or market on which the Shares are listed or quoted, the Shares issuable on the exercise of an Option, as soon as possible at the then applicable bid price of the Shares;

(ii)
on the trade date, the Grantee will deliver the exercise notice to the Company electing the cashless exercise and the Company will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Shares issued on the exercise of the Option, against payment by the broker to the Company of (i) the exercise price for such Shares; and (ii) the amount the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the exercise of the Option and issuance of Common Shares.

	(iii)	the broker will deliver to the Grantee the remaining proceeds of sale, net of the brokerage commission.

(d)
Tax payment. To the extent required to do so as a condition of exercise, the Grantee shall further make full payment to the Company pursuant to section 12.3, of any amounts the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the exercise of the Option and issuance of Shares.

(e)
Cancellation of Option and Related SAR. For greater certainty, when a Grantee exercises an Option, or portion thereof, the Option will be cancelled to the extent of exercise. When a Grantee exercises an Option that has a Related SAR, the Related SAR or equivalent portion thereof shall also be cancelled and cease to be of any force or effect.

5.2	Share Appreciation Right Related to an Option

(a)
Grant in tandem with Option grant. A share appreciation right related to an Option (a “Related SAR”) may be granted to a Grantee in tandem with an Option granted to such Grantee under this Plan. The terms of the Related SAR will be set out in the Award Agreement related to such Option.

(b)
Award after Option grant. Related SARs may be added to a previously granted Option that remains outstanding under the Plan on the date on which the Related SAR is to be added to that Option, provided that the Grantee and the Company agree in writing to amend the Award Agreement under which the Option was granted, to add the Related SAR.

(c)
Exercise of SAR in lieu of Option. If an Option (or a portion thereof) is exercisable under the terms of the Award Agreement, the Grantee of a Related SAR may, in lieu of exercising all or a portion of the related Option, elect to exercise the equivalent portion of the Related SAR, and surrender to the Company such Option, or portion thereof, in consideration for an amount (the “Option Appreciation Amount”) equal to (i) the excess of the Fair Market Value of a Share on the date of the exercise of the Related SAR over the Exercise Price per Share of the related Option, multiplied by (ii) the number of Shares that would have been acquired if the Option (or portion thereof) had been exercised. The Related SAR or portion thereof will be exercised by giving written notice thereof to the Company at its principal place of business, in a form that is acceptable to the Committee.

(d)	Payment in cash or Shares. The Option Appreciation Amount may be paid in cash or Shares or a combination thereof, as determined by the Committee.

(e)
Calculation of payment in Shares. In the case of payment of an Option Appreciation Amount in Shares, the number of Shares will be calculated by dividing the portion of the Option Appreciation Amount to be paid in Shares by the Fair Market Value of a Share on the exercise date.

(f)
Limitation. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable or Shares issuable on the exercise of a Related SAR by including such a limit in the Award Agreement.

(g)
Withholding on cash payment. In the case of payment of all or a portion of the Option Appreciation Amount in cash, applicable withholding tax and source deductions may be withheld and remitted, in accordance with section 12.3, from the cash payment, either in respect of the cash portion of the Option Appreciation payment amount only or in respect of the entire Option Appreciation Amount.

(h)
Tax payment. To the extent required as a condition of exercise, the Grantee shall make full payment to the Company pursuant to section 12.3, of any amounts the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the exercise of the Related SAR and issuance of Shares.

(i)
Cancellation of Related SAR and related Option. For greater certainty, when a Grantee exercises all or a portion of a Related SAR in lieu of exercising all or a portion of the related Option, both the Related SAR and the related Option, or relevant portions thereof, shall be cancelled and cease to be of any force and effect.

5.3	Share Appreciation Right Unrelated to an Option

(a)
Grant. A grant of a share appreciation right unrelated to an Option (a “Free-Standing SAR”) gives the Grantee the right, subject to the terms of this Plan and the applicable Award Agreement, upon vesting as specified in the applicable Award Agreement, to receive from the Company an amount in respect of each Free-Standing SAR (the “Appreciation Amount”) equal to (i) the excess of the Fair Market Value of a Share on the date of vesting of the Free-Standing SAR over the Fair Market Value of a Share on the Date of Grant of the Free-Standing SAR.

(b)	Value. The Free-Standing SAR will have zero value at the Date of Grant and the Grantee will have no right, claim or entitlement to any amount prior to the vesting date of the Free-Standing SAR.

(c)	Cash or Shares. The Appreciation Amount, if any, may be paid in cash or Shares or a combination thereof, as determined by the Committee.

(d)	Withholding on cash payment. In the case of payment of an Appreciation Amount in cash, applicable withholding tax and source deductions will be withheld and remitted in accordance with section 12.3.

(e)
Calculation of payment in Shares. In the case of payment of an Appreciation Amount in Shares, the number of Shares will be calculated by dividing the total payment amount by the Fair Market Value of a Share on the date of vesting of the Free-Standing SAR.

(f)
Limitation. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable or Shares issuable with respect to any Free-Standing SAR by including such a limit in the applicable Award Agreement.

(g)
Tax payment. To the extent required to do so as a condition of the issuance of Shares, the Grantee shall make full payment to the Company pursuant to section 12.3, of any amounts the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the vesting of the Free-Standing SAR and issuance of Shares.

(h)
Cancellation of Free-Standing SAR. Upon payment of the Appreciation Amount, whether in cash or in Shares, the Free-Standing SAR will be cancelled and no further payment will be made under the Plan or any Award Agreement in respect of such Free-Standing SAR.

5.4	Restricted Share Unit

(a)
Grant. A grant of a Restricted Share Unit gives the Grantee the right to receive, on vesting, a specified number of Shares or Restricted Shares for each vested Restricted Share Unit. A grant of a Restricted Share Unit may alternatively give the Grantee the right to receive, on the vesting of such Restricted Share Unit, that number of Shares or Restricted Shares having an aggregate Fair Market Value, on the date the Restricted Share Unit was granted, on the vesting date, or on such other date as is determined by the Committee at the time the Restricted Share Unit is granted, equal to a specified amount.

(b)
Eligible Persons. Restricted Share Units may only be granted to officers, employees or consultants of the Company. Subject to section 5.6(b), if an Eligible Person is a director and also an officer, employee or consultant to the Company, such Eligible Person shall be entitled to receive an Award of Restricted Share Units, and shall not be entitled to receive an Award of Deferred Share Units.

(c)
Vesting. Vesting of a Restricted Share Unit shall be subject to conditions, including without limitation, forfeiture provisions, sale restrictions, performance criteria, or other terms or conditions (the “Restrictions”) that the Committee determines in its sole discretion and as set out in the applicable Award Agreement. Immediately upon vesting, the Grantee shall be entitled to receive the Shares, Restricted Shares or cash, as the case may be.

(d)
Limitation. The Committee may, at the time a Restricted Share Unit is granted, provide a limitation on the amount payable or number of Shares or Restricted Shares issuable in respect of such Restricted Share Unit by including such a limit in the Award Agreement.

(e)
Settlement in cash. Notwithstanding the foregoing, the Committee may provide for the settlement of a Restricted Share Unit in cash, provided that the Award Agreement in respect of such Restricted Share Unit provides that all vesting and payments in respect of such Restricted Share Unit shall be completed, before the end of the third calendar year commencing after the calendar year in which the Grantee performed the services in respect of which the Restricted Share Units were granted.

(f)
Calculation of cash payment. Where a Restricted Share Unit is settled in cash, and the relevant Award Agreement does not specify an aggregate dollar amount, the amount of cash payable shall be equal to the Fair Market Value of the number of Shares the Grantee would have received if the Restricted Share Unit had been satisfied by the issuance of Shares, net of applicable withholding taxes and other source deductions.

(g)
Tax payment. Where a Restricted Share Unit is settled in Shares or Restricted Shares, to the extent required to do so as a condition of the issuance of Shares or Restricted Shares, the Grantee shall make full payment to the Company pursuant to Section 12.3, of any amounts the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the vesting of the Restricted Share Unit and issuance of Shares or Restricted Shares.

(h)
Cancellation of Restricted Share Unit. Upon settlement of a Restricted Share Unit, whether in cash or in Shares, the Restricted Share Unit will be cancelled and no further payment will be made under the Plan or any Award Agreement in respect of such Restricted Share Unit.

5.5	Restricted Share

(a)
Grant. A grant of a Restricted Share gives the Grantee Shares, issued on the applicable Date of Grant, subject to such Restrictions that the Committee determines in its sole discretion, subject to the provisions of this Plan, and as set out in the Award Agreement, including restrictions on the right to sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber the Restricted Share during the restricted period commencing on the applicable Date of Grant and ending at the date of vesting.

(b)
Forfeiture. Restrictions may include immediate and automatic forfeiture of the Restricted Shares to the Company for nil consideration upon the occurrence of certain events prior to the date of vesting, as set out in the applicable Award Agreement

(c)
Tax payment. Where required to do so as a condition of the issuance of Restricted Shares, the Grantee shall make full payment to the Company pursuant to section 12.3, of any amounts the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the issuance of the Restricted Shares.

(d)
Additional documents. The Award Agreement for the grant of a Restricted Share will set out any and all documents the Committee requires a Grantee to execute as a condition to the issuance of the Restricted Share. Such documents may include, but are not limited to, the appropriate blank share powers and an escrow agreement.

5.6	Deferred Share Unit

(a)
Grant. A grant of a Deferred Share Unit gives the Grantee the right to receive upon vesting at retirement, death or at some other point in time that the Committee determines in its sole discretion, a specified number of Shares for each vested Deferred Share Unit. A grant of a Deferred Share Unit may alternatively give the Grantee the right to receive, on the vesting of such Deferred Share Unit, that number of Shares having an aggregate Fair Market Value equal to a specified amount on the date the Deferred Share Unit was granted, or on the vesting date, or such other date as is determined by the Committee at the time the Deferred Share Unit is granted. Vesting may be subject to Restrictions which the Committee determines in its sole discretion, subject to the provisions of this Plan, and as set out in the Award Agreement.

(b)
Eligible Persons. Deferred Share Units may only be granted to directors of the Company, including the Chairman of the Board, who are not also officers, employees or consultants of the Company, provided that a director who is also the Secretary of the Company may receive Deferred Share Units if such director does not otherwise participate in the daily management of the Company.

(c)
Limitation. The Committee may, at the time a Deferred Share Unit is granted, provide a limitation on the amount payable or number of Shares issuable in respect of such Deferred Share Unit by including such a limit in the Award Agreement.

(d)
Tax payment. To the extent required to do so as a condition of the issuance of Shares, the Grantee shall make full payment to the Company pursuant to section 12.3, of any amounts the Company determines, in its discretion, is required to satisfy the Company’s withholding tax and source deduction remittance obligations in respect of the vesting of the Deferred Share Unit and issuance of Shares.

(e)
Cancellation of Deferred Share Unit. Upon settlement of a Deferred Share Unit by the issuance of Shares, the Deferred Share Unit will be cancelled and no further payment will be made under the Plan or any Award Agreement in respect of such Deferred Share Unit.

5.7	Share Awards

A grant of a Share award gives the Grantee Shares or the right to receive Shares, subject to such terms and conditions, if any, as the Committee may determine in its sole discretion. Share awards may be made as additional compensation for services rendered by the Eligible Person or may be in lieu of cash or other compensation to which the Eligible Person is entitled from the Company.

ARTICLE 6 AWARD AGREEMENT

6.1	Award Agreement Terms

An Award Agreement will set out all the terms and conditions as applicable to that Award, including, but not limited to:

(a)	the name of the Grantee;

(b)	the number of Shares or the aggregate value of Shares to which the Award pertains;
(c)	the Exercise Price, if applicable;
(d)	the Term of the Award, subject to ARTICLE 9;
(e)	the time and method of exercise;
(f)	timing of vesting and any vesting criteria applicable to the Award;
(g)	whether Shares will be held in escrow;
(h)	whether any legends will be placed on the Shares, and what those legends will be;
(i)	all Restrictions on the Shares or Awards and the events or occurrences that will cause such Restrictions to lapse or expire;
(j)
any limitation on the Appreciation Amount or Option Appreciation Amount payable, or the number of Shares issuable, under a Related SAR or Free-Standing SAR, or any limitation on amounts payable or the number of Shares issuable under any other Award; or

(k)	any other terms or conditions the Committee determines, in its sole discretion, to be appropriate.

6.2	Failure to enter into Award Agreement

If a Grantee shall fail to execute an Award Agreement evidencing an Award, or any other documents the Committee deems necessary in connection with an Award, including but not limited to blank stock powers or an escrow agreement, within the time required by the Committee, the Award shall be null and void.

ARTICLE 7 ISSUANCE OF SHARE CERTIFICATES AND RIGHTS AS SHAREHOLDER

7.1	Upon Exercise or Vesting

As soon as reasonably practicable after the exercise in accordance with ARTICLE 5 of an Award that is an Option or Related SAR, or upon the vesting of a Free-Standing SAR, the vesting of a Restricted Share Unit that is to be settled by the issuance of Shares, the vesting of a Deferred Share Unit, or the vesting of a Share Award, but in no event later than March 15 of the year following the date of such exercise or vesting, the number of Shares to be issued to the Grantee will be duly issued as fully paid and non-assessable and such Grantee shall be registered on the books of the Company as the holder of that number of Shares. Until the issuance of such share certificate or evidence of book entry as holder of record of the Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option or Related SAR, or the vesting of the Free-Standing SAR, Restricted Share Unit, Deferred Share Unit, or Share Award, as the case may be. No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued or the book entry is made, except as provided in ARTICLE 10 below.

7.2	Deposit of Restricted Shares in Escrow

At the discretion of the Committee, Shares issued as Restricted Shares shall be deposited together with the share powers with an escrow agent (which may be the Company) designated by the Committee. Unless the Committee determines otherwise as set forth in the Award Agreement, upon delivery of the Shares to an escrow agent (which may be in the form of book entry), the Grantee shall have all the rights of a shareholder of the Company with respect to such Shares, including the right to vote and receive dividends or other distributions paid or made with respect to the Shares, subject to such escrow and forfeiture conditions as the Committee may determine in the Award Agreement. An Award Agreement for Restricted Shares may require an appropriate legend be placed on any Share certificates issued.

ARTICLE 8 TERM AND TRANSFERABILITY OF AWARDS

8.1	Non-Transferable

Any and all Options, Related SARs, Free-Standing SARs, Restricted Share Units, Restricted Shares, Deferred Share Units, and any Share award providing for the future issue of Shares are non-assignable and non-transferable. All Restricted Shares are non-transferable until the Restrictions on the Restricted Shares lapse in accordance with the terms of the applicable Award Agreement.

8.2	Term

Subject to section 9.4, each Award granted pursuant to this Plan shall, subject to early termination in accordance with ARTICLE 9 hereof, expire automatically on the expiry date of such Award as determined by the Committee which in no event may exceed ten years from the date of the original grant of the Award.

ARTICLE 9 TERMINATION OF AWARDS

9.1	Termination of Awards

An Award held by a Grantee shall terminate and be cancelled without further consideration or payment to the Grantee at the earliest of the following dates:

(a)	the automatic expiry date as determined by section 8.2, subject to section 9.4;

(b)
where the Grantee’s position as an Eligible Person is removed or terminated for just cause, and the Grantee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person in any other capacity, the date of such termination for just cause;

(c)
in respect of Awards granted on or after October 20, 2010, where the Grantee is a consultant, and the consulting engagement is terminated for any reason, the date of termination of the consulting engagement, provided however, that if as at such date the only remaining vesting restriction is the passage of time, the Award will continue until such vesting restriction has lapsed and the appropriate number of Shares have been issued;

(d)
where the Grantee’s position as an Eligible Person, other than as a consultant in respect of Awards granted on or after October 20, 2010, terminates due to the death or Disability of the Grantee, one year following such termination; and

(e)
where the Grantee’s position as an Eligible Person, other than as a consultant in respect of Awards granted on or after October 20, 2010, terminates for a reason other than the Grantee’s Disability, death, or termination for just cause (termination for such other reason being hereinafter referred to as a “Voluntary Termination”), and the Grantee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person in any other capacity:

(i)
in the case of options originally granted to an Eligible Person in the capacity of a director or officer of the Company or an affiliate of the Company, one year after the date of Voluntary Termination; or

(ii)
in the case of options originally granted to an Eligible Person in the capacity of an employee or a consultant, such period of time after the date of Voluntary Termination, which shall be not less than 30 days nor more than one year, as is determined by the Committee at the time the Award is granted, subject to extension by the Committee in its sole discretion, at any time during the duration of the Award, up to but not beyond one year following the date of Voluntary Termination. If no specific determination is made by the Committee at the time the Award is granted, the Committee shall be deemed to have made a determination of 30 days.

For greater certainty, sub-section (e) above shall apply to all Options held by officers of the Company as at October 20, 2010.

Termination for just cause, of a consulting engagement, due to death or Disability, or as a Voluntary Termination is referred to as an “Event of Termination”.

For the purposes of this Plan and all matters relating to Awards, the date of the Event of Termination shall be determined without regard to any applicable notice of termination, severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

Notwithstanding any of the foregoing in this section 9.1, this section 9.1 is subject to any written employment agreement, consulting agreement or other agreement to which the Company or an affiliate of the Company is a party with respect to the rights of such Grantee upon an Event of Termination or a Change of Control.

9.2	Exercise of Awards by Legal Heirs and Representatives, and Continuation of Vesting

Notwithstanding anything to the contrary contained in this Plan, until an Award terminates in accordance with section 9.1 above, following the death or Disability of the Grantee any Awards that require the Grantee to exercise the Awards to take effect shall remain exercisable by the Grantee’s legal heirs or legal representatives, and Awards shall continue to vest in accordance with any vesting schedule to which such Awards are subject.

9.3	Deemed Non-Interruption of Employment

Employment shall be deemed to continue intact during any sick leave or other bona fide leave of absence unless and until the Grantee’s employment is officially terminated.

9.4	Blackout Period

(a) In the event that the expiry date specified for an Award in an Award Agreement that requires some action to be taken by the Grantee to effect the Award falls within a Blackout Period or within four business days of the end of a Blackout Period, such expiry date shall be deemed, for purposes of section 9.1(a) above, to be until 5:00 pm local time on the fifth business day following the end of such Blackout Period.

(b) In the event that the particular date used to determine the Fair Market Value of a Share for the purposes of calculating the number of Shares, the Appreciation Amount or the Option Appreciation Amount, as the case may be, a Grantee is entitled to receive under the terms of an Award Agreement falls during a Blackout Period, then that particular date used to calculate the number of Shares, the Appreciation Amount or the Option Appreciation Amount, as the case may be, will be the first business day after the Blackout Period ends.

ARTICLE 10 SUSPENSION, AMENDMENT OR TERMINATION

10.1	Authority of Committee to Suspend, Amend or Terminate Plan or Award Agreement

Subject to section 10.2, the Committee shall have the right at any time to suspend, amend or terminate this Plan and in any manner to amend any Award Agreement, subject to approval of any stock exchange on which the Shares are listed if required under the rules and policies of such stock exchange, including without limitation:

(a)
amendments of a “housekeeping nature”, including any amendment to the Plan, an Award Agreement or an Award that is necessary to comply with applicable laws, tax or accounting provisions or to reflect the requirements of any applicable regulatory bodies or stock exchanges and any amendment to the Plan, an Award Agreement or an Award to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein, as applicable;

(b)	amendments that are necessary for an Award to qualify for favourable treatment under applicable tax laws;

(c)	a change to the vesting provisions of any Award (including any alteration, extension or acceleration thereof);

(d)	a change to extend the Term of an Award held by an Eligible Person who is not an insider;

(e)
a change to the termination provisions of any Award (for example, relating to termination of employment or a consulting engagement, death or Disability,) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 9.4);

(f)
the introduction of features to the Plan that would permit the Company to, instead of issuing Common Shares from treasury, retain a broker and make payments for the benefit of Grantees to such broker who would purchase Common Shares through the facilities of the TSX for such Grantees; and

(g)
change the application of ARTICLE 11 (Adjustments) hereof, in particular, those provisions in section 11.3 (Mergers, Share Splits, Share Consolidations, etc.) and 11.9 (Acceleration of Vesting Schedule).

No Award Agreement shall be amended in a manner that would cause the holder of such Award to be subject to tax under Section 409A of the U.S. Internal Revenue Code.

10.2	Shareholder Approval Required

Notwithstanding section 10.1, the Committee shall not, without the approval of the shareholders of the Company, have the right to amend this Plan or an Award Agreement in order to:

(a)	increase the fixed maximum percentage of Shares issuable under the Plan, other than by virtue of ARTICLE 11 hereof;

(b)	increase the limits in sections 4.2 or 4.3;

(c)	permit Awards to be transferable or assignable other than for normal estate settlement purposes;

(d)	increase the number of Shares which may be issued pursuant to any Award granted under this Plan (subject to any necessary adjustment pursuant to ARTICLE 11 hereof);

(e)
reduce the exercise price of any Option or Related SAR or Free-Standing SAR granted under this Plan then held by an insider (subject to any necessary adjustment pursuant to ARTICLE 11 hereof), including any cancellation for the purpose of reissuance of a new Option at a lower Exercise Price to the same Eligible Person, provided that the Grantee of such Award will be in no less favourable tax position after the reduction is made than the Grantee would have been in if such reduction had not occurred;

(f)	extend the Term of any Award granted under this Plan then held by an insider beyond the original term, except if such period is being extended by virtue of section 9.4 hereof; or

(g)	amend this section 10.2.

10.3	Vote of Insider Excluded
In calculating the votes of shareholders approving an amendment referred to in section 10.2(b), 10.2(e) or 10.2(f), the votes of the insiders benefiting from the amendment shall be excluded.

10.4	No Grant During Suspension of Plan
No Award may be granted during any suspension, or after termination, of the Plan.

ARTICLE 11 ADJUSTMENT

11.1	Adjustments of Shares
The number of Shares to be purchased by or granted to a Grantee under an Award Agreement may be adjusted, with respect to the then unexercised or unvested portion of an Award, by the Company from time to time (on the basis of such advice as the Company considers appropriate, including, if considered appropriate by the Company, a certificate of the auditors of the Company) in the events and in accordance with the provisions and rules set out below. Any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules will be conclusively determined by the Committee, and any such determination will be binding on the Company, the Grantee and all other affected parties.

11.2	Stock Dividends
In the event that a dividend is declared upon the Shares payable in Shares (other than in lieu of dividends paid in the ordinary course), the number of Shares then subject to any Award payable in Shares shall be adjusted by adding to each such Share the number of Shares which would be distributable thereon if such Share had been outstanding on the date fixed for determining members entitled to receive such stock dividend.

11.3	Mergers, Share Splits, Share Consolidations, etc.
In the event that the outstanding Shares are changed into or exchanged for a different number or kind of Shares or other securities of the Company or of another company, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, adjustments may be made, as the Committee in its discretion may deem equitable and appropriate to Awards previously granted, provided that the Grantees of those Awards will be in no less favourable tax position with respect to such Awards as a result of such adjustment, except with their consent.

11.4	Other Alterations

In the event that there is any change, other than as specified above in this ARTICLE 11, in the number or kind of outstanding Shares or of any securities into which such Shares shall have been changed or for which they shall have been exchanged, and the Committee determines that such change equitably requires an adjustment to be made in the number or kind of Shares then subject to Awards, then, provided that the Grantees of those Awards will be in no less favourable tax position with respect to such Awards as a result of such adjustment, except with their consent, such adjustment shall be made as so determined by the Committee, which adjustment shall be final and binding on all parties, subject only to any required approval of the Toronto Stock Exchange, or if the Shares are not then listed on the Toronto Stock Exchange, such other stock exchange having jurisdiction over the Company.

11.5	Adjustment of Exercise Price

In the case of any adjustment as provided for in this ARTICLE 11, the Exercise Price in respect of each Option, as applicable, for each Share covered thereby prior to such substitution or adjustment will be proportionately and appropriately varied, provided that the Grantees of such Options will be in no less favourable tax position with respect to such Options and any Related SAR, as a result of such adjustment, except with their consent.

11.6	Other Distributions

In the event that the Company distributes by way of a dividend, or otherwise, to all or substantially all holders of Shares, property, evidence of indebtedness or shares or other securities of the Company (other than Shares) or rights, options or warrants to acquire Shares or securities convertible into or exchangeable for Shares or other securities or property of the Company, other than as a dividend in the ordinary course, then, if the Committee determines that such action equitably requires an adjustment of any Awards such adjustment shall be made by the Committee and shall be effective and binding for all purposes, provided that the Grantees of those Awards will be in no less favourable tax position with respect to such Awards as a result of such adjustment, except with their consent.

11.7	No Fractional Shares

(a)
Nothing in this Plan, including any adjustment or substitution provided for in this ARTICLE 11, shall require the Company to issue a fractional Share in respect of any Award, and the number of Shares to be issued pursuant to, and the total substitution or adjustment with respect to, each Award shall be limited accordingly, with each fraction of a Share being rounded down to the next whole number.

(b)	Notwithstanding section 11.7(a), upon the exercise of any Award that can be paid in a combination that includes cash, any fractional share payable shall be made in cash.

11.8	Pre-Clearance by Exchange

All adjustments or substitutions provided for in this ARTICLE 11 are subject to the pre-clearance of the Toronto Stock Exchange, or if the Shares are not then listed on the Toronto Stock Exchange, then such other stock exchange having jurisdiction.

11.9	Acceleration of Vesting Schedule

The Committee shall have the right to accelerate the vesting schedule of any Award. Unless otherwise provided in an Award Agreement for a specific Award, upon a Change of Control, all Awards granted under this Plan, other than those granted to consultants on or after October 20, 2010, shall immediately vest, notwithstanding any contingent vesting provision to which such Awards may have otherwise been subject.

11.10	Determinations to be Made By Committee

Adjustments and determinations under this ARTICLE 11 shall be made by the Committee, whose decisions as to what adjustments or determination shall be made, and the extent thereof, shall be final, binding, and conclusive.

ARTICLE 12 CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1	Compliance with Laws

(a)
Shares shall not be issued pursuant to Award unless the issuance and delivery of such Shares comply with all relevant provisions of law, including applicable securities laws, regulations, rules, instruments and policies, and the requirements of any stock exchange or over-the-counter market upon which the Shares may then be listed or otherwise traded.

(b)
In the event any Award requires an action to be taken by the Grantee, including but not limited to the exercise of an Option or Related SAR or Free-standing SAR, the action taken must also comply with all relevant provisions of law, including applicable securities laws, regulations, rules, instruments and policies, and the requirements of any stock exchange or over-the-counter market upon which the Shares may then be listed or otherwise traded.

12.2	Regulatory Approval to Issuance of Shares

The Company’s inability to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability with respect to the failure to issue or sell such Shares.

12.3	Withholding Taxes
For any Awards made to a Grantee, the Company shall have the authority to take reasonable steps for the deduction and withholding, or for the advance payment or reimbursement by the Grantee to the Company, of any taxes and other required source deductions which the Company is required by law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Award or Award Agreement or any issuance of Shares. Without limiting the generality of the foregoing, the Company may, in its sole discretion:

(a)
in the event of any Award under this Plan resulting in a payment to be made to the Grantee in cash, deduct and withhold therefrom an amount sufficient in its opinion to satisfy any and all withholding taxes and other source deductions;

(b)	deduct and withhold additional amounts from other cash remuneration or amount payable to a Grantee, whether or not such amount is related to the Plan or any Award Agreement;

(c)
require, as a condition of the issuance of Shares to a Grantee that the Grantee make a cash payment to the Company equal to the amount required to be withheld and remitted by the Company for the account of the Grantee to the appropriate governmental authority and the Company, in its discretion, may withhold the issuance or delivery of Shares until the Grantee makes such payment to the Company for an amount in the Company’s opinion that would satisfy any and all such withholding taxes;

(d)
sell, on behalf of the Grantee, all or any portion of Shares otherwise deliverable to the Grantee in such manner, in such amounts and at such prices as the Company shall determine in its sole discretion, until the net proceeds of sale equal or exceed the amount which in the Company’s opinion would satisfy any and all withholding taxes and other source deductions for the account of the Grantee, and shall remit such amount of such withholding taxes to the appropriate governmental authorities and deliver any excess net proceeds to the Grantee.

ARTICLE 13 MISCELLANEOUS

13.1	Notices

All notices, requests, demands and other communications required or permitted to be given under this Plan and the Awards granted under this Plan shall be in writing and shall be either served personally on the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such service; faxed to the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date the fax is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his, her or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

13.2	Use of Proceeds

Proceeds from the sale of Shares pursuant to the Awards granted, if applicable, under this Plan shall constitute general funds of the Company and shall be used for general corporate purposes.

13.3	No Obligation to Take Action

Grantees shall have no obligation to undertake any actions under this Plan, except to the extent to effect any Awards.

13.4	No Obligation to Retain Grantee

Nothing contained in this Plan shall obligate the Company or an Affiliate of the Company to retain a Grantee as an employee, officer, director, or consultant for any period, nor shall this Plan interfere in any way with the right of the Company or Affiliates of the Company to reduce such Grantee’s compensation.

13.5	Binding Agreement

The provisions of this Plan and each Award Agreement with a Grantee shall be binding upon such Grantee and the Grantee’s executors, administrators, heirs, successors and permitted assigns.

13.6	Use of Terms

Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

13.7	Headings

The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

ARTICLE 14 DIRECTOR AND SHAREHOLDER APPROVALS

14.1	Adoption of Plan

This Plan has been approved and adopted by the Board effective November 10, 2010 and will be submitted to the shareholders of the Company for approval at the next annual general meeting of the Company. Shareholders who are insiders will be precluded from approving this Plan. Any Awards granted pursuant to this Plan prior to the date on which shareholder approval to the Plan is given may not be exercised until the Plan receives shareholder approval. Notwithstanding anything to the contrary contained in this Plan, upon implementation of this Plan, any stock options granted under the stock option plan approved by the shareholders of the Company on December 17, 2008, shall be subject to the terms and conditions of the applicable stock option agreement for those stock options or any other similar type of agreement between the optionholder and the Company that sets out the terms and conditions for such stock options, which agreement shall be deemed to be an Award Agreement under this Plan, and such stock options shall continue in full force and effect under this Plan.

14.2	Periodic Approval of Unallocated Shares

Every three years following the date this Plan is approved by shareholders, all unallocated Shares available for grant under this Plan must be approved by:

(a)	a majority of the Company’s directors and a majority of the Company’s independent directors; and

(b)	if required by a stock exchange on which the Shares are then listed, the Company’s shareholders.

HELIX BIOPHARMA CORP.

Per:
/s/ Kenneth A. Cawkell
Authorized Signatory